FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp. 650-555 West 12th Avenue Vancouver, B.C. V5Z 3X7

Item 2: Date of Material Change:

December 12, 2013

Item 3: News Release:

News release dated & issued on December 12, 2013 was disseminated through Canada Newswire.

Item 4: Summary of Material Change:

Pacific North West Capital Corp. announces the resignation of Linda Holmes as a director of the Company.

Item 5: Full Description of Material Change:

Please see the full news release dated December 12, 2013, which is available at www.sedar.com.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7: Omitted Information

None.

Item 8: Executive Officer

Coreena Hansen, Corporate Secretary Telephone: 604-648-1420Facsimile: 604-685-6550

Item 9: Date of Report

December 16, 2013